Exhibit 12.1

Earnings to Fixed Charge Calculation

	2003	2004	2005	2006	Period from January 1 to November 9, 2007	Period from November 10 to December 31, 2007	Six Months Ended June 30, 2008
	(Dollars in millions, except ratios)
Fixed charges
Interest expense	$4.6	$4.4	$5.5	$6.0	$5.3	$50.3	$151.2
Capitalized interest	0.2	0.4	0.5	0.6	0.4	0.1	0.3
Interest within rental expense	17.7	17.7	17.4	16.9	15.0	2.3	8.5

Total fixed charges	$22.5	$22.5	$23.4	$23.5	$20.7	$52.7	$160.0

Earnings
Earnings (loss) before income taxes	$150.2	$41.2	$173.8	$259.3	$168.3	$(19.2)	$(58.1)
Less:
Capitalized interest	(0.2)	(0.4)	(0.5)	(0.6)	(0.4)	(0.1)	(0.3)
Plus
Amortization of capitalized interest	0.4	0.3	0.3	0.4	0.4	0.1	0.2
Plus fixed charges	22.5	22.5	23.4	23.5	20.7	52.7	160.0

Total “earnings” as defined	$172.9	$63.6	$197.0	$282.6	$189.0	$33.5	$101.8

Ratio of earnings to fixed charges	7.7	2.8	8.4	12.0	9.1	—	—
Deficiency	—	—	—	—	—	(19.2)	(58.2)